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                                                                  Exhibit (a)(6)
                    [Letterhead of National Processing, Inc.]

                            FOR INFORMATION CONTACT:
                                                   Jim Cate
                                                   Executive Vice President
                                                   Chief Financial Officer
                                                   502-315-5050

                              For Immediate Release


                  NATIONAL PROCESSING ANNOUNCES SPECIAL COMMITTEE
                RECOMMENDATION AGAINST NATIONAL CITY TENDER OFFER


         LOUISVILLE, KENTUCKY--July 13, 1999--National Processing, Inc. (NYSE:NAP) today announced that the Special Committee of its Board of Directors has determined that the tender offer by National City Corporation (NYSE:NCC) is inadequate and not in the best interests of National Processing's minority shareholders. Accordingly, the Special Committee recommends that National Processing's minority shareholders reject the National City tender offer and not tender their shares. National City's tender offer was made after several weeks of discussion between representatives of National City and representatives of a Special Committee of National Processing's board of directors comprised solely of outside directors. National City currently owns approximately 88% of National Processing's shares.

         In its recommendation to National Processing shareholders, the Special Committee cited, among other things:

         - The Special Committee's belief that National City's tender offer is at an inadequate price that does not reflect the inherent value of National Processing.

         - The Special Committee's belief that continued pursuit of National Processing's business plan will produce greater value for National Processing's minority shareholders than National City's tender offer.

         - The opinion of Deutsche Bank Securities Inc., the Special Committee's financial advisor, that National City's tender offer is inadequate, from a financial point of view, to National Processing's minority shareholders.

         - The inappropriate timing of the tender offer, which is scheduled to be completed before National Processing's minority shareholders have an opportunity to fully assess National Processing's recent divestitures, improved operating performance and increased focus on its core businesses.

         - The unfair nature of National City's tender offer, which permits National City to waive the minimum condition to the tender offer (which would require the tender of at least a majority of the publicly held shares) and "squeeze out" the minority shareholders in a second step merger if as few as 2% of National Processing's outstanding shares (or 17% of the publicly held shares) are tendered.

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         Although these factors led the Special Committee to recommend that
National Processing's minority shareholders reject National City's tender offer, the Special Committee recognized that if National City is not successful in its attempt to acquire all of National Processing's publicly held shares, the market price of any shares not tendered may substantially decline from current levels and National City could seek to acquire National Processing's publicly held shares at a lower price (and could even seek to unilaterally "squeeze out" the minority shareholders at a lower price). The Special Committee also considered that National Processing might not be successful in achieving its business plan and/or the equity market could decline. Either of these conditions could adversely affect the market price for the shares.

         Mr. Preston B. Heller, Jr., Chairman of the Special Committee, made the following statement on behalf of the Special Committee:

         "The Special Committee acted in good faith in an effort to reach agreement on a fair price at which National City could acquire National Processing's public shares and proposed that $16.50 per share would be an acceptable price. Instead of continuing its discussions with the Special Committee, National City unilaterally commenced a tender offer. Given the $9.50 per share price of the tender offer, the Special Committee believes that National Processing's minority shareholders will be better served by National Processing's pursuit of its business plan rather than tendering their shares at the offer price. If National Processing's minority shareholders decide to tender their shares, we believe National City will intercept the substantial inherent and upside value of National Processing represented by their shares at an inadequate price."

         National Processing is a leading provider of transaction processing services and customized processing solutions.

         Statements regarding the future value of National Processing, the future market price of National Processing's shares and National Processing's ability to achieve its business plan, as well as any other statements that are not historical facts in this release, are forward-looking statements that involve certain risks, uncertainties and assumptions. These include but are not limited to, the risks inherent in National Processing's business and other factors detailed in National Processing's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.